March 19, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Melissa Raminpour, Branch Chief

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-34910

Dear Ms. Raminpour:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff, dated March 11, 2015, concerning the Huntington Ingalls Industries, Inc. (the “Company”) Form 10-K for the year ended December 31, 2014, filed February 19, 2015 (the “2014 Form 10-K”). For your convenience, this letter sets forth in italics the Staff’s comment before our response to the comment.

Annual Report on Form 10-K for the Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates, and Judgments
Retirement Related Plans
Accumulated Other Comprehensive Income, page 45

1.
We note that part of the reason for the increase in losses in 2014 was due to a decrease in the discount rates that accounted for a significant portion of such losses. Please reconcile this statement with your disclosure on page 97 that shows an increase in discount rates in 2014 related to pensions. We may have further comment upon receipt of your response.

Response to Comment 1: As noted in the Staff's comment, we attributed an increase in losses recorded in Accumulated Other Comprehensive Income in 2014 primarily to a decrease in discount rates, offset by asset returns and amortization of prior losses. In describing losses driven by discount rates, we are referring to the discount rates used to actuarially value pension and other postretirement benefit obligations at December 31, 2014. The discount rates used to determine benefit obligations were disclosed on page 98, showing a decrease from 5.27% in 2013 to 4.34% in 2014 for Pension Benefits and from 5.03% in 2013 to 4.22% in 2014 for Other Benefits. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2015, we will expand our future discussion of Accumulated Other Comprehensive Income to specify the discount rates driving any changes. To illustrate how we expect our future filings to include such disclosures, we have provided below a proposed revised sample disclosure for the year ended December 31, 2014:
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Ms. Melissa Raminpour
March 19, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates, and Judgments
Retirement Related Plans
Accumulated Other Comprehensive Income
Accumulated Other Comprehensive Income - We record in accumulated other comprehensive income unrecognized gains and losses, as well as unrecognized prior service costs and credits, arising from our retirement related plans. As disclosed in Note 18: Employee Pension and Other Postretirement Benefits in Item 8, net pre-tax unrecognized losses as of December 31, 2014 and 2013 were $1,447 million and $897 million, respectively. These net deferred losses primarily originated from changes in the discount rates, differences between estimated and expected asset returns, and changes in demographic assumptions and experience. The increase in these losses in 2014 was primarily driven by a decrease in the discount rates used to determine benefit obligations, which accounted for $759 million, offset by $115 million of 2014 actual asset returns being greater than expected, and $52 million of amortization of previously unrecognized losses.
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Form 8-K filed February 19, 2015

2.
We note your disclosure of the non-GAAP measures segment operating income, segment operating margin, adjusted sales and service revenues, adjusted segment operating income, adjusted segment operating margin, adjusted total operating income, adjusted operating margin, adjusted net earnings, adjusted diluted earnings per share, and free cash flow. However, you have only stated the reasons why you believe the measures segment operating income and free cash flow are useful to investors. Please revise to include disclosure concerning the reasons why each non-GAAP measure presented provides useful information to investors in accordance with Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment 2: Beginning with our Current Report on Form 8-K disclosing financial results for the quarterly period ending March 31, 2015, we will expand our future disclosures to state the reasons why we believe any non-GAAP measures included in our disclosures are useful to investors. To illustrate how we expect our future filings to include such disclosures, we have provided below a proposed revised sample disclosure for the year ended December 31, 2014:
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Form 8-K
Exhibit 99.1 Press Release
Exhibit B: Reconciliations
We internally manage our operations by reference to "segment operating income" and "segment operating margin," which are not recognized measures under GAAP. When analyzing our operating performance, investors should use segment operating income and segment operating margin in addition to, and not as alternatives for, total operating income and total operating margin or any other performance measure presented in accordance with GAAP. They are metrics that we use to evaluate our core operating performance. We believe that segment operating income and segment operating margin reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. We believe these measures are used by investors and are a useful indicator to measure our performance. Because not all companies use identical calculations, our presentation of segment operating income and segment operating margin may not be comparable to similarly titled measures of other companies.

Free cash flow is not a measure recognized under GAAP. Free cash flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We believe free cash flow is an important measure for our investors because it provides them insight into our current and period-to-period performance and our ability to generate cash

Ms. Melissa Raminpour
March 19, 2015

from continuing operations. We also use free cash flow as a key operating metric in assessing the performance of our business and as a key performance measure in evaluating management performance and determining incentive compensation. Free cash flow may not be comparable to similarly titled measures of other companies.

Adjusted sales and service revenues, adjusted total operating income, adjusted operating margin, adjusted segment operating income, adjusted segment operating margin, adjusted net earnings and adjusted diluted earnings per share are not measures recognized under GAAP. They should be considered supplemental to and not a substitute for financial information prepared in accordance with GAAP. We believe these metrics are useful to investors because they normalize our operating performance by excluding non-recurring items or items that do not reflect our core operating performance. They may not be comparable to similarly titled measures of other companies.

* * *

In addition, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please contact me at (757) 380-7600.

Very truly yours,

/s/ Barbara A. Niland
Barbara A. Niland
Corporate Vice President, Business Management and Chief Financial Officer

cc:    Ms. Heather Clark (Securities and Exchange Commission)
Ms. Kellye Walker (Huntington Ingalls Industries, Inc.)
Ms. Debra Warner (Deloitte & Touche LLP)